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Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Comcast Corporation (CMCSA)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Comcast Corporation (CMCSA)
Vote Yes: Item #8 – Aligning Retirement Plan Options with Company
Climate Goals

Annual Meeting: June 1, 2022

CONTACT: Grant Bradski | gbradski@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board, at reasonable expense and excluding proprietary information, prepare a report reviewing the Company’s retirement plan options with the Board’s assessment of how the Company’s current retirement plan options align with its climate action goals.

Supporting Statement: Proponent suggests the report include, at Board discretion:

•	How Comcast could provide employees with more sustainable investment options such as a default option that is better aligned with global and Company climate goals;
•	If the Board does not intend to include additional low carbon investment options in its employee retirement plan, a statement of the basis for its decision.

SUMMARY

Investors are seeking a congruency analysis from Comcast as to whether and how its retirement plan options align with the company’s climate action goals. When employee retirement plan options are out of alignment with company climate goals and actions, cognitive dissonance and reputational risk are likely. In addition, such an analysis can help ensure retirement options are sustainable and have the lease climate risk. In addition, such analysis can help ensure that employee retirement options are sustainable and have the least climate risk.

RATIONALE FOR A YES VOTE

1.	The misalignment between Comcast’s retirement plan options and its climate goals risks the trust and confidence of its consumers and employees.

2.	A lack of sustainable investment options may make it difficult to attract and retain top talent.

3.	Comcast has an opportunity to become an industry leader, or risk lagging its peers.

2022 Proxy Memo Comcast Corporation | Aligning Retirement Plan Options with Company Climate Goal

DISCUSSION

1. The misalignment between Comcast’s retirement plan options and its climate goals risks the trust and confidence of its consumers and employees.

Comcast writes in its 2021 Impact Report: “It’s more important than ever to take steps to lessen our environmental footprint and be part of the solution to creating a sustainable planet today and for generations to come.”1

While the Company has adopted ambitious operational climate goals and made significant efforts to address climate change across its operations, data from the Company’s Securities and Exchange Commission (SEC) filings demonstrates misalignment between Comcast’s climate goals and the investment options offered through the Comcast 401(k) Plan. Every investment fund offered by the Comcast retirement plan, including its default option (holding 52% of employee investments), contains major oil and gas, fossil-fired utilities, coal, pipelines, oil field services, or companies in the agribusiness sector with deforestation risk. As of April 2022, Comcast’s retirement plan is investing over $1 billion in fossil fuels alone.2

Comcast’s investment in high carbon companies through its retirement plan choices directly contradicts the climate reduction actions it has committed to take in its operations, creating cognitive dissonance and reputational risk. As more and more consumers begin to pay attention to the environmental commitments and practices of brands, companies are increasingly being held accountable for failure to align their actions with their public commitments. Companies with misaligned policies and actions are at risk of being publicly called out for saying one thing and doing another.

As an example, Comcast employees have recognized the dissonance between what the Company says and what it does. Although the Company claims to be “pro-employee” and not “anti-union,” some employees in the past have felt pressure by the Company to avoid unionizing, or risk losing their jobs.3 In the environmental arena, the Company is already on a shaky reputational ground. Despite setting the aspirational goal of becoming a zero-waste company,4 in 2016 Comcast agreed to pay California $26.95 million to resolve allegations that the Company unlawfully disposed of hazardous waste.5

Inconsistency between stated values and a company's activities can pose significant risk to corporate reputation, brand, and market share. The misalignment between Comcast’s climate commitments and its retirement plan options bears scrutiny to avoid jeopardizing its reputation with employees and consumers.

2. A Lack of Sustainable Investment Options May Make It Difficult to Attract and Retain Top Talent

In the increasingly competitive employee retention and recruitment landscape, companies are identifying new ways to attract and retain top talent by appealing to the values and interests of the workforce. In 2021, 79% of individuals were interested in sustainable investing, while support was even higher among Millennials, with a staggering 99% interested in sustainable investing.6 Considering that Millennials make up the largest generation in the workforce,7 finding ways to appeal to this demographic is becoming increasingly important for companies who want to attract and maintain top talent.

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1 https://update.comcast.com/wp-content/uploads/sites/33/dlm_uploads/2021/06/Comcast-Impact-Report-FIN3.pdf (p.62)

2 https://investyourvalues.org/retirement-plans/comcast

3 https://www.americanprogress.org/article/democracy-at-comcast-free-choices-at-work/

4 https://corporate.comcast.com/values/report/2019/sustainability/aiming-for-zero-waste

5 https://www.latimes.com/business/la-et-ct-california-ag-harris-comcast-hazardous-waste-settlement-20151215-story.html

6 https://www.morganstanley.com/press-releases/sustainable-signals

7 https://www.pewresearch.org/fact-tank/2018/04/11/millennials-largest-generation-us-labor-force/

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2022 Proxy Memo Comcast Corporation | Aligning Retirement Plan Options with Company Climate Goal

Some companies are beginning to pay attention to the rise in demand for sustainable investments and are attempting to attract employees by offering more sustainable investment options through their company retirement plans.8 Not only is this tactic low cost, but it is an easily implementable opportunity which can be quickly executed.

3. Comcast Has an Opportunity to Become an Industry Leader, or Risk Lagging Its Peers

Despite the fact that Comcast is invested in climate harmful companies through its retirement plan, it has the opportunity to stand behind its climate commitments and offer more sustainable investment options to its employees. This leadership can go a long way toward supporting its positions that it is an increasingly sustainable and climate concerned company.

There are currently no sustainable options in Comcast’s investment plan. Additionally, there are no options for employees to go outside of the plan to find sustainable funds through a self-directed option.9 This presents the Company with an opportunity to add sustainable, climate-friendly investment options to help diminish the dissonance between Comcast’s current retirement plan investment options and its company values, and to demonstrate that it is interested in providing sustainable investment options to employees, where none are currently offered.

If the Company chooses to ignore this opportunity, it may risk falling behind its peers. As outlined in Larry Fink’s open letter to CEOs, sustainable investing is becoming the standard: “Sustainable investments now have reached $4 trillion . . . This is just the beginning – the tectonic shift towards sustainable investing is still accelerating . . . Every company and every industry will be transformed by the transition to a net zero world. The question is, will you lead, or will you be led?”10

If Comcast seeks to stand behind its commitment to be a climate leader, it must take proactive steps to address the cognitive dissonance between what it says and what it does. Assessing the risks presented by this cognitive dissonance is a first step.

RESPONSE TO COMCAST’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement of opposition to the resolution, the Board states:

1.	“The fundamental request of this proposal, however, would seek to impose a specific and uniform set of non-economic goals, promoted by Comcast and set for reasons completely outside of any specific financial planning or investment considerations, on all of our retirement plan participants and beneficiaries” and that “…the selection of the 401 (k) investment options by the responsible plan fiduciary must be made independently from our environmental sustainability leadership and operational climate goals.”

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8 https://www.benefitnews.com/news/employees-want-sustainable-401k-options

9 Id., p. 2

10 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

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2022 Proxy Memo Comcast Corporation | Aligning Retirement Plan Options with Company Climate Goal

The Proposal is not asking the responsible plan fiduciary to select any particular alternative retirement plan options or goals. Rather the Proposal focuses on a significant issue, retirement plan options that are evidenced to be in misalignment with the Company’s values and statements. Where a company arguably is saying one thing but doing something that is contradictory, a congruency analysis can be requested. Second, while the Proposal does not mandate any outcome in plan choices, the Company can certainly consider, as part of the requested assessment, whether its employees would benefit by having more sustainable retirement options and by ensuring that its retirement plan options take growing climate risk more fully into account.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #8

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For questions, please contact Grant Bradski, As You Sow, gbradski@asyousow.org

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